                                                              EXHIBIT 12-(1)
                         SONAT INC. AND SUBSIDIARIES

                      Computation of Ratios of Earnings
                 from Continuing Operations to Fixed Charges
                            Total Enterprise (a)



                                        Six Months Ended June 30,                 Years Ended December 31,


                                                1994      1993      1993      1992      1991      1990      1989

                                                                  (In Thousands)

Earnings from Continuing Operations:
    Income (loss) before income taxes         $115,296 $280,499   $364,198  $133,728  $ 98,374  $127,811  $145,333
Fixed charges (see computation below)           62,516   70,956    128,468   156,428   175,980   165,021   145,873
    Less allowance for interest capitalized     (3,571)  (1,834)    (4,101)   (8,422)   (7,951)   (6,184)   (6,116)
Total Earnings Available for Fixed Charges    $174,241 $349,621   $488,565  $281,734  $266,403  $286,648  $285,090


Fixed Charges:
    Interest expense before deducting
       interest capitalized                    $59,128 $ 67,401   $122,204  $149,165  $168,510  $158,550  $141,029
    Rentals(b)                                   3,388    3,555      6,264     7,263     7,470     6,471     4,844

                                               $62,516 $ 70,956   $128,468  $156,428  $175,980  $165,021  $145,873


Ratio of Earnings to Fixed Charges                 2.8      4.9        3.8       1.8       1.5       1.7       2.0

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________________

(a) Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and continuing unconsolidated affiliates.